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SEC Mail Processing Section FEB 25 2019 Washington DC 408

SEC FILE NUMBER
8- 67979

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North South Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

321 Maple Street, Suite 201
(No. and Street)

New Lenox (City) Illinois (State) 60451 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris O'Donnell (312) 445-5400
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (11-05) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

OATH OR AFFIRMATION

I, Chris O'Donnell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North South Capital, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

OFFICIAL SEAL
LAURA SLAGER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/03/19

Notary Public

Signature

Executive Vice President
Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in 210.1-02 of Regulation S-X).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of North South Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of North South Capital, LLC, as of December 31, 2018 and 2017, the related statements of income, members' equity, changes in subordinated borrowings, and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of North South Capital, LLC. as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of North South Capital, LLC's management. Our responsibility is to express an opinion on North South Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to North South Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital, Computation for Determination of Reserve Requirements, and Computation for Possession or Control Requirements have been subjected to audit procedures performed in conjunction with the audit of North South Capital, LLC's financial statements. The supplemental information is the responsibility of North South Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital, Computation for Determination of Reserve Requirements, and Computation for Possession or Control Requirements are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as North South Capital, LLC.'s auditor since 2009.

Kehlenbrink, Lawrence and Pauckner

Kehlenbrink, Lawrence and Pauckner
Indianapolis, Indiana
February 13, 2019

North South Capital, LLC

Statements of Financial Condition

Assets	December 31, 2018	December 31, 2017
Cash and cash equivalents	$ 426,257	$ 265,981
Cash for the benefit of customers	100	100
Cash deposit with clearing organization	100,000	100,000
Secured Demand Note	150,000	150,000
Accounts receivable	295,383	231,520
Prepaid expenses and deposits	11,985	40,338
Furniture and equipment, net	4,049	6,176
Total Assets	$ 987,775	$ 794,115

Liabilities and Members' Equity		
Liabilities		
Subordinated liability - SDN $150,000	$ 450,000	$ 150,000
Accounts payable	190,531	121,762
Accrued payroll and commissions	-	2,251
Accrued rent	-	-
Other current liabilities	20,288	89,116
Total liabilities	660,819	363,129
Members' Equity		
Memberships	425,000	425,000
Retained earnings (deficit)	(98,044)	5,987
Total members' equity	326,956	430,987
Total Liabilities and Members' Equity	$ 987,775	$ 794,115

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC

Statements of Income

	For the Years Ended December 31, 2018	December 31, 2017
Revenues		
Commissions	$ 1,555,697	$ 1,547,916
Advisory revenue	231,458	212,282
Investment Banking Fees	75,670	
Underwriting	274,935	525,665
Capital introduction	25,702	86,508
Interest	2,159	1,155
Other	2,000	2,058
Total revenues	2,167,622	2,375,584
Operating Expenses		
Compensation and benefits	1,050,785	1,252,300
Occupancy	150,282	140,009
Clearing fees	120,317	106,212
Communications	626,442	613,246
Regulatory fees	24,593	31,091
Professional fees	178,618	223,610
Other expenses	120,616	77,405
Total operating expenses	2,271,653	2,443,873
Net Income (Loss)	$ (104,031)	$ (68,287)

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC

Statements of Members' Equity

	Memberships		Retained Earnings (Deficit)	
Balance, December 31, 2016	$	425,000	$	74,274
Additional capital contribution				
Return of capital				
Net income				(68,287)
Balance, December 31, 2017		425,000		5,987
Additional capital contribution				
Return of capital				
Net income				(104,031)
Balance December 31, 2018	$	425,000	$	(98,044)

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC

Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2018

Subordinated borrowings at January 1, 2018	$ 150,000
Increases:	
Issuance of subordinated Loan	$ 300,000
Issuance of subordinated Demand Note	-
Subordinated borrowings as of December 31, 2018	$ 450,000

North South Capital, LLC

Statements of Cash Flows

	For the Years Ended December 31, 2018	December 31, 2017
Operating Activities		
Net income (loss)	$ (104,031)	$ (68,287)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	1,930	2,788
Changes in operating assets and liabilities		
Accounts receivable	(63,863)	(60,785)
Special Account for Customer		15,999
Secured Demand Note/ Sub loan		(50,000)
Other current assets	28,354	(6,847)
Accounts payable	68,769	(34,387)
Accrued expenses	(71,079)	73,560
Net Cash Used in Operating Activities	(139,920)	(127,959)
Investing Activities		
Disposition of furniture and equipment		1,056
Loss on Disposition of furniture and equipment	197	
Purchase of furniture and equipment		
Net Cash Provided by Investing Activities	197	1,056
Financing Activities		
Return of capital	-	-
Additional capital investment	-	-
Additional capital investment Sub Loan	300,000	
Additional capital investment SDN	-	50,000
Net Cash Provided by Financing Activities	300,000	50,000
Increase (Decrease) in Cash and Cash Equivalents	160,277	(76,903)
Cash and Cash Equivalents at Beginning of Year	265,981	342,884
Cash and Cash Equivalents at End of Year	$ 426,257	$ 265,981

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC

Notes to Financial Statements
December 31, 2018

Note 1 – Significant Accounting Policies

Description of Business

North South Capital, LLC is a registered broker and dealer. As a securities broker and dealer, the Company is engaged in various securities trading, brokerage, investment management and advisory activities serving a diverse group of customers. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with Pershing LLC, a subsidiary of Bank of New York.

Estimates and Assumptions

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Accounting Method

The accounts of the Company are maintained on the accrual basis of accounting. Income earned from customer security transactions are recorded on a trade date basis. If payments are not received or the transaction has not settled on customer transactions, accounts receivable is recorded to recognize that income.

Accounts Receivable

Management considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when the determination is made.

Property and Equipment

Purchases of property and equipment are recorded at their cost. Depreciation of $1,930 and $2,788 for the years ended December 31, 2018 and 2017 respectively has been computed using straight line rates of depreciation.

Income Taxes

The Company has elected under the Internal Revenue Code, to be taxed as a partnership. Accordingly, the members rather than the Company will be taxed on income. Therefore, no provision or liability for income taxes has been included in these financial statements. Tax years before 2015 are no longer subject to tax examination.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less, to be cash equivalents. The Company paid interest of $21,754 and $4,729, respectively and paid no taxes during the years ended December 31, 2018 and 2017.

Note 2 – Cash Segregated Under Federal Regulation

Cash of $100 in 2018 [$100 in 2017], has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Note 3 – Property and Equipment

The following is a summary of property and equipment (at cost) less accumulated depreciation:

	December 31, 2018	December 31, 2017
Computer equipment	$ 7,798	$ 22,475
Telephone equipment	- 0 -	-0-
Furniture and fixtures	3,126	5,136
	10,924	27,611
Less: Accumulated depreciation	6,875	21,435
Total	$ 4,049	$ 6,176

Note 4 – Commitments

The Company is committed under an operating lease for the rental of office space. Annual payments under these agreements are shown below:

For the Years Ended December	
2019	850
Total	$ 850

Rent expenses for 2018 and 2017 were $132,472 and $116,086 respectively.

Note 5 – Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $250,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2018, the Company had net capital of $760,822 which was $510,822 in excess of its required net capital of $250,000. The percentage of aggregate indebtedness to net capital was 27.71%.

Note 6 - Control Requirements

There are no amounts, as of December 31, 2018, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 7 – Reconciliation Pursuant to Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1
There are no Material differences between the original Focus Filing and the Audited

Note 8 – Secured Demand Note and Subordinated Liability

The majority member of the Company provided a Secured Demand Note Receivable of $150,000 to the Company. The note is due on demand and it is non-interest bearing.

In exchange for the secured demand note, the Company provided a Subordinated Liability of $150,000 payable to the majority member. This liability is subordinated to the claims of general creditors and will mature on December 15, 2020. Interest is payable at the rate of 3% per year.

The firm entered into a new Subordinated Loan Agreement of 300,000 with Constantine Trela on April 27, 2018. It matures April 27, 2021. Interest is paid semi-annually at a rate of 7%.

Note 9 – New Accounting Standards Mandated

1. **Revenue from Contracts with Customers**

   Revenues from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

   Commissions

   Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

1. Revenue from Contracts with Customers (continued)

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Investment Banking

Underwriting fees. The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed, and the securities are not issued, the Company immediately expenses those costs.

M&A advisory fees2. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2018, all amounts were immaterial.

1. Revenue from Contracts with Customers (continued)

Asset Management

Investment advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

2. ASU 2016-02 Accounting for Leases

Management has begun the process of identifying the changes needed to its accounting system related to this standard, they expect to recognize additional assets and related liabilities due to this new standard.

Note 10 - Concentrations

The Company maintains cash balances at banks. These accounts are insured by FDIC up to a maximum of $250,000 per institution. As of December 31, 2018, the Company had $176,257 in excess of that amount.

Accounts receivable are amounts due from other broker-dealers. The balance as of December 31, 2018, of $295,383 are unsecured.

23.97% of the company's revenues were generated from one customer during 2018

North South Capital, LLC

Computation of Net Capital, Pursuant to Rule 15c3-1(f)
December 31, 2018

Net Capital		
Members' equity	$	326,956
Less: Nonallowable assets		16,134
Net capital before haircuts on security positions		310,822
Plus subordinated demand note		450,000
Haircuts on securities		-
Net capital	$	760,822
Aggregate Indebtedness	$	210,819
Net capital required based on aggregate indebtedness	$	14,055
Computation of Basic Net Capital Requirement		
Minimum net capital required (Based on minimum dollar requirement)	$	250,000
Excess Net Capital	$	510,822
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement	$	460,822
Percentage of Aggregate Indebtedness to Net Capital		27.71%

North South Capital, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Act
December 31, 2018

The SEC rules related to the Computation for Determination of Reserve Requirements are not applicable because the broker-dealer is exempt under SEC Rule 15c3-3(k)(2)(ii).

North South Capital, LLC

Information for Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Act
December 31, 2018

The SEC rules related to the Computation for Determination of Reserve Requirements are not applicable because the broker-dealer is exempt under SEC Rule 15c3-3(k)(2)(ii).

Kehlenbrink Lawrence Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of North South Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) North South Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which North South Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under paragraph (k)(2)(ii) (the "exemption provisions") and (2) North South Capital, LLC stated that North South Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. North South Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about North South Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kehlenbrink, Lawrence + Pauckner

Indianapolis, Indiana
February 13, 2018

N
S

North South Capital LLC

321 West Maple Street • Suite 201 • New Lenox, IL 60451
Phone: 815-717-8174 • Fax: 815-717-8180
www.northsouthcap.com

North South Capital
Exemption from SEC Rule 15c3-3
January 23, 2019

The following statements are made to the best knowledge and belief of North South Capital.

1. North South Capital is exempt from the provisions of the SEC Rule 15c3-3 because it meets the conditions set forth under paragraph (k)(2)(ii): North South Capital is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer.

2. North South Capital met the paragraph (k)(2)(ii) exemption provisions throughout the most recent fiscal year without exception.

Chris O'Donnell

Chris O'Donnell

Executive V.P.